September 14, 2004


Jing Hong
c/o The Corporate Trust Company of Nevada
As agent for Logicom Inc.
Suite 500
6100 Neil Road
Reno, Nevada 89511

Re:	Logicom Inc.
Registration Statement on Form SB-2 filed September 1, 2004
	File No. 333-118719

Dear Ms. Hong:

	As you are aware, the above-referenced filing was selected for a full review. This is to advise you that a preliminary review of the above-referenced registration statement indicates that it fails in material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, the date of your financial statements must be updated to comply with Item 310(g) of Regulation
S-B.

	We will defer review of your registration statement until you file an amendment that contains updated financial statements, at which time we will commence a review of your filing and issue comments. We suggest that you submit a substantive amendment correcting the deficiency or withdraw the filing.

	You may contact Eric Atallah at (202) 824-5266 if you have questions regarding the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 942-2914 with any other questions.

				Sincerely,


							Peggy A. Fisher
Assistant Director